Mail Stop 4561

September 12, 2008

Nancy E. Cooper
Executive Vice President
  and Chief Financial Officer
CA, Inc.
One CA Plaza
Islandia, NY 11749

> **Re:** **CA, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed May 23, 2008**
> **Definitive Proxy on Schedule 14A**
> **Filed July 24, 2008**
> **File No. 001-09247**

Dear Ms. Cooper:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief